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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

AMERICAN RETIREMENT VILLAS PROPERTIES III, L.P.
(Name of Subject Company (Issuer))

C3 CAPITAL, LLC
(Name of Filing Person (Offeror))

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

029317203
(CUSIP Number of Underlying Class of Securities)

copies to:
Graham P. Espley-Jones	Peter J. Tennyson
359 San Miguel Drive	Paul, Hastings, Janofsky & Walker LLP
Suite 300	695 Town Center Drive, 17th Floor
Newport Beach, CA 92660	Costa Mesa, California 92626-1924
Telephone: (866) 719-4093	Tel: (714) 668-6200
Fax: (714) 979-1921

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$3,000,000	$600

* The amount assumes the purchase of 10,000 units representing limited partnership interests at a price per share of $300 in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$600
Form or Registration No.:	005-62039
Filing Party:	C3 Capital, LLC
Date Filed:	October 4, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

    This Amendment No. 1 to Tender Offer Statement on Schedule TO (this "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by C3 Capital, LLC, a California limited liability company, ("C3 Capital") relating to the offer (the "Offer") by C3 Capital to purchase up to 10,000 units representing limited partnership interests (the "Units") in American Retirement Villas Properties III, L.P. for a net cash price of $300 per unit upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated October 4, 2001 and in the related Offer to Sell for Cash, copies of which are annexed to and filed with the Tender Offer Statement as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

    On October 24, 2001, C3 Capital issued a press release to announce that it was withdrawing its offer to acquire the Units. C3 Capital hereby terminates the Offer according to its terms. Based on a final report from the depositary, as of October 23, 2001, 21.5 Units had been tendered in the Offer and not withdrawn. C3 Capital will not purchase any of the tendered Units and has instructed the depositary to return all Units tendered in the Offer to the tendering unitholders in accordance with the depositary's procedures.

    The information set forth in the exhibits identified in Item 12 and attached hereto is incorporated herein by reference with respect to Items 1, 4, 6 and 11.

ITEM 12 EXHIBITS

    Item 12 of the Tender Offer Statement is supplemented by adding the following information thereto:

(a)
(1)(E)Text of press release issued by C3 Capital dated October 24, 2001

(a)
(1)(F)Form of Letter to Limited Partners Regarding Offer to Purchase the Partnership Assets

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SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

C3 Capital, LLC
/s/ GRAHAM P. ESPLEY-JONES Graham P. Espley-Jones Manager

Date: October 24, 2001

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INDEX TO EXHIBITS

Exhibit Number	Description
99.(a)(1)(E)	Text of press release issued by C3 Capital dated October 24, 2001
99.(a)(1)(F)	Form of Letter to Limited Partners Regarding Offer to Purchase the Partnership Assets

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CALCULATION OF FILING FEE
SIGNATURE
INDEX TO EXHIBITS